CUSIP No. 98155N106

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (AMENDMENT NO. 13)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Entech Solar, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    98155N106
                                 (CUSIP Number)

                               Joseph P. Bartlett
        The Law Offices of Joseph P. Bartlett, A Professional Corporation
                       1900 Avenue of the Stars, 19th Fl.
                              Los Angeles, CA 90067
                                 (310) 201-7553

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 10, 2009
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98155N106

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                       / /

(6)      Citizenship or Place of Organization

         U.S.

                           (7)     Sole Voting Power
                                   -0-

Number of Shares           (8)     Shared Voting Power
Beneficially Owned                 102,784,561
by Each Reporting
Person With                (9)     Sole Dispositive Power
                                   -0-

                          (10)     Shared Dispositive Power
                                   102,784,561

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         102,784,561

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                      / /

(13)     Percent of Class Represented by Amount in Row (11)
         35.0% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 293,368,879 shares of Common Stock outstanding, calculated in accordance with Rule 13D (see Item 5 for a more detailed explanation).

CUSIP No. 98155N106


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                       / /

(6)      Citizenship or Place of Organization

         U.S.

                           (7)     Sole Voting Power
                                   -0-

Number of Shares           (8)     Shared Voting Power
Beneficially Owned                 102,784,561
by Each Reporting
Person With                (9)     Sole Dispositive Power
                                   -0-

                          (10)     Shared Dispositive Power
                                   102,784,561

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         102,784,561

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                      / /

(13)     Percent of Class Represented by Amount in Row (11)
         35.0% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 293,368,879 shares of Common Stock outstanding, calculated in accordance with Rule 13D (see Item 5 for a more detailed explanation).

CUSIP No. 98155N106

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                        / /

(6)      Citizenship or Place of Organization

         U.S.

                           (7)     Sole Voting Power
                                   -0-

Number of Shares           (8)     Shared Voting Power
Beneficially Owned                 102,784,561
by Each Reporting
Person With                (9)     Sole Dispositive Power
                                   -0-

                          (10)     Shared Dispositive Power
                                   102,784,561

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         102,784,561

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       / /

(13)     Percent of Class Represented by Amount in Row (11)
         35.0% (1)

(14)     Type of Reporting Person (See Instructions)
         OO

-------------------------
(1) Based on 293,368,879 shares of Common Stock outstanding, calculated in accordance with Rule 13D (see Item 5 for a more detailed explanation).

Item 1.

         This Amendment No. 13 to Schedule 13D (this "Amendment No. 13") amends and restates, where indicated, the statement on the initial Schedule 13D and prior amendments thereto relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission (the "Prior Schedules"). Capitalized terms used in this Amendment No. 13 but not otherwise defined herein have the meanings given to them in the Prior Schedules.

Item 4.  Purpose of Transaction

         As previously disclosed in the Prior Schedules, the Reporting Persons initially purchased securities of the Issuer for investment purposes only, but as a result of the Reporting Persons' ongoing review and evaluation of the Issuer's prospects, business and operations, the Reporting Persons have caused taking of certain actions by the Issuer which the Reporting Persons believe in their judgment will enhance shareholder value. In addition to those actions disclosed in the Prior Schedules, the Reporting Persons have indicated to the Issuer an interest in providing a backstop of that certain rights offering contemplated by the Issuer, the terms and conditions of which offering are more particularly described in the Issuer's Form S-1/A filed with the SEC on September 2, 2009 and incorporated herein by this reference. It is anticipated that a standby purchase agreement would be entered into by and between the Issuer and the Reporting Persons following the effectiveness of the registration statement filed on September 2, 2009.

         If the Reporting Persons agree to backstop the offering, then they would exercise their basic subscription right to purchase approximately $1,700,000 worth of shares for the same price per share to be made available to other stockholders as well as any over-subscription rights. In addition, if there are shares available to be issued after all other stockholders and transferees are allocated shares pursuant to the exercise of their basic subscription rights and over-subscription privileges, it is anticipated that the Reporting Persons would commit to purchase all remaining shares for the same price per share. The number of shares available for sale to Reporting Persons (above the number of shares that they will purchase upon exercising their basic subscription right) depends on the number of shares subscribed for by other stockholders and transferees pursuant to their exercise of basic subscription rights and over-subscription privileges.

         Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their right to modify their plans with respect to the transactions described in this Amendment No. 13, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Amendment No. 13, the Reporting Persons beneficially own 102,784,561 shares of Common Stock. This is represents a sum of
(i) 48,805,551 shares of Common Stock (ii) 4,892,857 shares of Series D Convertible Preferred Stock (the "Series D Preferred"), which are currently convertible into 48,928,570 shares of Common Stock, and (iii) currently exercisable warrants to purchase up to 5,050,440 shares of Common Stock. The foregoing represents a beneficial ownership of 35.0% of the shares of Common Stock (based on the number of shares of Common Stock outstanding as reported on the Issuer's 10-Q filed on August, 2009 and after giving effect to the conversion of the Series D Preferred and exercise of the warrants).

         (b) The Reporting Persons have shared voting and dispositive power with respect to 102,784,561 shares of Common Stock. Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over shares of Common Stock beneficially owned by the Trust.

         (c) On September 10, 2009, the Reporting Persons and the Issuer entered into that certain Convertible Promissory Note (the "Loan"), pursuant to which the Reporting Persons provided a $2,000,000.00 loan to the Issuer for working capital purposes. The Loan bears interest at the annual rate of eight percent (8%), and the outstanding principal amount of the Loan and all accrued and unpaid interest are due and payable on January 1, 2010. Alternately, the Issuer may at its sole discretion elect to repay the Loan by delivering to the Reporting Persons $2,000,000 worth of the Issuer's common stock on January 1, 2010, based on a price equal to 90% of the five day weighted average price of the Issuer's Common Stock as of December 31, 2009. Further, the Loan or a portion thereof may be cancelled in exchange for the issuance of common stock of the Issuer in connection with the rights offering described in Item 4 above.

         In accordance with Rule 13D, the Loan has no affect on the beneficial ownership of the Reporting Persons as it is not convertible within sixty (60) days of the filing of this Amendment No. 13 and is convertible only at the sole option of the Issuer. A copy of the Convertible Promissory Note is attached hereto as Exhibit B and incorporated herein by this reference.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

         (b) Convertible Promissory Note dated September 10, 2009

Item 7.  Material to Be Filed as Exhibits

         Exhibit A: Agreement Regarding Joint Filing of Amendment No. 13 to
         Schedule 13D.

         Exhibit B:  Convertible Promissory Note dated September 10, 2009

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.



Dated: September 29, 2009       /s/ David Gelbaum
                                ---------------------------------------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
                                ---------------------------------------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust


                                /s/ David Gelbaum
                                ---------------------------------------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 98155N106

                                    EXHIBIT A

      AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 13 TO SCHEDULE 13D
      --------------------------------------------------------------------



         The undersigned agree that the Amendment No. 13 to the Schedule 13D with respect to the Common Stock of Entech Solar, Inc. is a joint filing being made on their behalf.




Dated: September 29, 2009       /s/ David Gelbaum
                                ---------------------------------------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
                                ---------------------------------------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust


                                /s/ David Gelbaum
                                ---------------------------------------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

                                   EXHIBIT B

                          CONVERTIBLE PROMISSORY NOTE
                          ---------------------------


NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CONVERTIBLE PROMISSORY NOTE (THIS "NOTE") NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF.

                               ENTECH SOLAR, INC.

Issuance Date:  September 10, 2009    Original Principal Amount: U.S. $2,000,000

     FOR VALUE RECEIVED, ENTECH SOLAR, INC., a Delaware corporation (the "COMPANY"), hereby promises to pay to The Quercus Trust or its registered assigns ("HOLDER") the amount set out above as the Original Principal Amount (as reduced pursuant to the terms hereof pursuant to conversion or otherwise, the "PRINCIPAL") when due, whether upon the Maturity Date (as defined below), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest ("INTEREST") on any outstanding Principal at the Interest Rate as required by Section 2 hereof. Certain capitalized terms used herein are defined in Section 19.

(1)     PAYMENTS  OF  PRINCIPAL.  On the Maturity Date, the Company shall pay to
        -----------------------
the Holder an amount in cash representing all outstanding Principal, accrued and unpaid Interest, if any, and accrued and unpaid Late Charges, if any, on such Principal and Interest. The "MATURITY DATE" shall be January 1, 2010, as may be extended at the option of the Holder. The Company may prepay without penalty any portion of the outstanding Principal, accrued and unpaid Interest or accrued and unpaid Late Charges, if any, on Principal and Interest.

(2)     INTEREST; INTEREST RATE.  During the term of this Note, Interest shall
        -----------------------
accrue on outstanding Principal at an interest rate equal to eight percent (8%) per annum (the "INTEREST RATE") commencing on the Issuance Date. Interest shall be calculated on the basis of a 365-day year and the actual number of days elapsed, to the extent permitted by applicable law. Any Interest that shall accrue hereunder shall be payable on the Maturity Date, in cash.

(3)     REPAYMENT; CONVERSION OF NOTE.  This Note shall be repaid in cash by the
        -----------------------------
Company or, at the Company's election, converted into shares of the Company's Common Stock on the terms and conditions set forth in this Section 3.

        (a)     Conversion  at  Company's Election. The Company shall have the
                ----------------------------------
right on the Maturity Date, to convert all, but not less than all, of the Note for conversion at the Conversion Price (as defined below) at a price equal to 90% of the 5-day Weighted Average Price (as defined in Section 19) of the Common Stock ending on the Trading Day prior to the Maturity Date.

        (b)     Mechanics of Conversion.
                -----------------------
                (i) On or before the second (2nd) Trading Day following the Maturity Date, the Holder shall deliver this Note to the Company for cancellation against delivery of the New Shares issuable in consideration therefore by the Company to the Holder.

                (ii) The Company shall maintain a register (the "REGISTER") for the recordation of the names and addresses of the holders of each Note and the principal amount of the Notes held by such holders (the "REGISTERED NOTES"). The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and the holders of the Notes shall treat each Person whose name is recorded in the Register as the owner of a Note for all purposes, including, without limitation, the right to receive payments of principal and interest hereunder, notwithstanding notice to the contrary. A Registered Note may be assigned or sold in whole or in part only by registration of such assignment or sale on the Register. Upon its receipt of a request to assign or sell all or part of any Registered Note by a Holder, the Company shall record the information contained therein in the Register and issue one or more new Registered Notes in the same aggregate principal amount as the principal amount of the surrendered Registered Note to the designated assignee or transferee. The Holder and the Company shall maintain records showing the Principal, Interest and Late Charges, if any, converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion.


(4)     RIGHTS  UPON  DEFAULT.
        ---------------------

       (a)     Default.  Each of the following events shall constitute an "Event
               -------
of Default":

               (i) the Company's failure to pay to the Holder any amount of Principal (including, without limitation, any redemption payments), Interest, Late Charges or other amounts when and as due under this Note, except, in the case of a failure to pay any Interest and Late Charges when and as due, in which case only if such failure continues for a period of at least fifteen (15) Business Days;

               (ii) the failure to pay when due or any acceleration prior to maturity of any Indebtedness of the Company or any Subsidiaries of $100,000 or more of such Indebtedness in the aggregate and such failure to pay continues uncured for more than ten (10) Business Days (unless applicable cure rights permit a longer period);

               (iii) the Company or any of its Material Subsidiaries (as defined in SEC Regulation S-X), pursuant to or within the meaning of Title 11, U.S. Code, or any similar Federal, foreign or state law for the relief of debtors (collectively, "Bankruptcy Law"), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, trustee, assignee, liquidator or similar official (a "Custodian"), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

               (iv) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of the Company or any of its Subsidiaries or (C) orders the liquidation of the Company or any of its Subsidiaries;

               (v) a final judgment or judgments for the payment of money aggregating in excess of $250,000 are rendered against the Company or any of its Subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $250,000 amount, provided that the creditworthiness of any such party shall be determined by the Company's board of directors in their reasonable judgment;

               (vi) the Company materially breaches any representation, warranty, covenant or other term or condition of any agreement between the Company and Holder, and such breach constitutes, individually or in the aggregate, a Material Adverse Effect; provided, however, that in the case of a breach of a covenant which is curable, only if such breach continues for a period of at least ten (10) consecutive Business Days;

               (vii) any breach or failure in any material respect to comply with Section 12 of this Note; or

               (viii) the Company has failed to comply in good faith with the Dispute Resolution Procedures (as defined herein) or has failed to adjust the Conversion Price as required hereunder following a Dilutive Issuance, or otherwise (after any applicable Dispute Resolution Procedure required herein).

     (b)     Redemption  Right.  Upon  the  occurrence  of  an  Event of Default
             -----------------
with respect to this Note or any Other Note, the Company shall within three (3) Business Day deliver written notice thereof via facsimile or e-mail and overnight courier (an "EVENT OF DEFAULT NOTICE") to the Holder. At any time after the earlier of the Holder's receipt of a Event of Default Notice and the Holder becoming aware of a Event of Default, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (the "EVENT OF DEFAULT REDEMPTION NOTICE") to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to have redeemed. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at an amount equal to the outstanding principal amount thereof, plus any accrued and unpaid liquidated damages and Interest (with Interest on the Principal but not on liquidated damages, if any).


(5)       NONCIRCUMVENTION.  The  Company  hereby  covenants and agrees that the
          ----------------
Company will not, by amendment of its Certificate of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action that is required hereunder to protect the rights of the Holder of this Note.

(6)     RESERVATION OF AUTHORIZED SHARES.
        --------------------------------

        (a)  Reservation.  So long as any of the Notes are outstanding, the
             -----------
Company shall take all action necessary to reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Notes, 120% of the number of shares of Common Stock as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding; provided that at no time shall the number of shares of Common Stock so reserved be less than the number of shares required to be reserved by the previous sentence (without regard to any limitations on conversions) (the "REQUIRED RESERVE AMOUNT")

        (b)  Insufficient Authorized Shares.  If at any time while any of the
             ------------------------------
Notes remain outstanding the Company does not have a sufficient number of authorized and unreserved shares of Common Stock to satisfy its obligation to reserve for issuance upon conversion of the Notes at least a number of shares of Common Stock equal to the Required Reserve Amount (an "AUTHORIZED SHARE FAILURE"), then the Company shall immediately take all action necessary to increase the Company's authorized shares of Common Stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Notes then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized shares of Common Stock. In connection with such meeting, the Company shall provide each stockholder with a proxy statement and shall use its best efforts to solicit its stockholders' approval of such increase in authorized shares of Common Stock and to cause its board of directors to recommend to the stockholders that they approve such proposal.

        (c)  Holder's  Redemptions.   The  Company  shall deliver the applicable
             ---------------------
Event of Default Redemption Price to the Holder within five (5) Business Days after the Company's receipt of the Holder's Event of Default Redemption Notice. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 10(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid
Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid. Upon the Company's receipt of such notice,
(x) the Redemption Notice shall be null and void with respect to such Conversion Amount, (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 10(d)) to the Holder representing such Conversion Amount and (z) the Conversion Price of this Note or such new Notes shall be adjusted to the lesser of (A) the Conversion Price as in effect on the date on which the Redemption Notice is voided and (B) the lowest Closing Bid Price of the Common Stock during the period beginning on and including the date on which the Redemption Notice is delivered to the Company and ending on and including the date on which the Redemption Notice is voided. The Holder's delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company's obligations to make any payments of Late Charges which have accrued prior to the date of such notice with respect to the Conversion Amount subject to such notice.

(7)     VOTING  RIGHTS.  The Holder shall have no voting rights as the holder of
        --------------
this  Note,  except  as  required  by  law.

(8)     COVENANTS.
        ---------

        (a)  Existence  of Liens.  So long as there remains twenty-five percent
             -------------------
(25%) or more of the original Notes outstanding, other than Permitted Liens, the Company shall not, and the Company shall not permit any of its Subsidiaries to allow any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries (collectively, "LIENS"), to the extent such Lien is upon or in a material portion of (x) the Company's property and assets or (y) the property and assets of the Company and its Subsidiaries taken as a whole on a consolidated basis; unless, all payment obligations under the Notes are secured on an equal and ratable basis as the obligations secured by such Lien until such time as such obligations are no longer secured by a Lien without the prior written consent of the Holders of 50% of the then outstanding Notes.

        (b)  Restricted Payments.  The Company shall not, and the Company shall
             -------------------
not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Permitted Indebtedness (other than this Note and the Other Notes), whether by way of payment in respect of principal of (or premium, if any) or interest on such Indebtedness, if at the time such payment is due or is otherwise made or after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default.

        (c)  Restriction on Redemption and Cash Dividends.  Until all of the
             --------------------------------------------
Notes have been converted, redeemed or otherwise satisfied in accordance with their terms, the Company shall not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on its capital stock without the prior express written consent of the Required Holders.

(9)     TRANSFER.  This  Note  may  be offered, sold, assigned or transferred by
        --------
the  Holder  without  the  consent  of  the  Company.

(10)    REISSUANCE  OF  THIS  NOTE.
        --------------------------

       (a)  Transfer.  If this Note is to be transferred, the Holder shall
            --------
surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 10(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less then the entire outstanding Principal is being transferred, a new Note (in accordance with Section 10(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

       (b)  Lost, Stolen or Mutilated Note.     Upon receipt by the Company of
            ------------------------------
evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 10(d)) representing the outstanding Principal.

       (c)  Note Exchangeable for Different Denominations.  This Note is
            ---------------------------------------------
exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 10(d)) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

       (d)  Issuance of New Notes.  Whenever the Company is required to issue a
            ---------------------
new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 10(a) or Section 10(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes),
(iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest and Late Charges on the Principal and Interest of this Note, if any, from the Issuance Date.

(11)     REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE
         -----------------------------------------------------------------------
RELIEF.    The  remedies  provided  in  this  Note shall be cumulative and in
------
addition to all other remedies available under this Note at law or in equity (including a decree of specific performance and/or other injunctive relief) and nothing herein shall limit the Holder's right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note.
Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, specifically including but not limited to the Company's failure to adjust the Conversion Price as required hereunder following a Dilutive Issuance, the Holder shall be entitled, upon posting a bond and demonstrating economic loss, in addition to all other available remedies, to an injunction restraining any breach.

(12)     PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS.   If (a) this Note
         --------------------------------------------------
is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the reasonable costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, reasonable financial advisory fees and reasonable attorneys' fees and disbursements.


(13)     CONSTRUCTION; HEADINGS.  This Note shall be deemed to be jointly
         ----------------------
drafted by the Company and the Holder and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

(14)     FAILURE OR INDULGENCE NOT WAIVER.  No failure or delay on the part of
         --------------------------------
the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

(15)     NOTICES;  PAYMENTS.
         ------------------

     (a)   Notices.  All notices, requests, consents and other communications
           -------
hereunder shall be in writing, shall be mailed first-class registered or certified airmail, e-mail, confirmed facsimile or nationally recognized overnight express courier postage prepaid, and shall be deemed given when so mailed and shall be delivered as addressed as follows:

     If to the Company to:

Entech Solar, Inc.
Attn:  Frank Smith and Sandy J. Martin
13301 Park Vista Blvd., Suite 100
Fort Worth, TX  76177

     With a copy to:

Salvo, Landau, Gruen and Rogers
510 Township Line Road
Suite 150
Blue Bell, PA 19422

     If to the Holder to:

The Quercus Trust
Attn:  David Gelbaum
1835 Newport Blvd.
A109 - PMB 467
Costa Mesa, CA 92627

     With a copy to:

Law Offices of Joseph P. Bartlett, P.C.
1900 Avenue of the Stars, 19th Floor
Los  Angeles,  CA  90067

The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least twenty (20) days prior to the date on which the Company closes its books or takes a record
(A) with respect to any dividend or distribution upon the Common Stock, (B) with respect to any pro rata subscription offer to holders of Common Stock or (C) for determining rights to vote with respect to any dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

     (b)  Payments.  Whenever  any  payment of cash is to be made by the Company
          --------
to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing; provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder's wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day and, in the case of any Interest Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date. Any amount of Principal which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of eleven percent (11.0%) per annum from the date such amount was due until the same is paid in full ("LATE CHARGE").

(16)     CANCELLATION.  After  all Principal, accrued Interest and other amounts
         ------------
at any time owed on this Note have been paid in full (by cash or by conversion into shares of common stock), this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

(17)     WAIVER OF NOTICE.  To the extent permitted by law, the Company hereby
         ----------------
waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note.

(18)     GOVERNING LAW; JURISDICTION; SEVERABILITY; JURY TRIAL.  This Note shall
         -----------------------------------------------------
be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in New Castle, Delaware, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY HEREBY, AND THE HOLDER BY ACCEPTANCE HEREOF, EACH IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

(19)     CERTAIN DEFINITIONS.  For purposes of this Note, the following terms
         -------------------
shall have the following meanings:

     (a) BUSINESS DAY" means any day other than Saturday, Sunday or other day on which commercial banks in The State of Delaware are authorized or required by law to remain closed.

     (b) BID PRICE" and "CLOSING SALE PRICE" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., Delaware Time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 22. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

     (c)  "CONVERTIBLE PROMISSORY NOTE" means this Note

     (d) "ELIGIBLE MARKET" means The Delaware Stock Exchange, Inc., the American Stock Exchange, The NASDAQ Global Select Market, The NASDAQ Global Market, The NASDAQ Capital Market, or the NASD's OTC Bulletin Board.

     (e) "GAAP" means United States generally accepted accounting principles, consistently applied.

     (f) "OPTIONS" means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities, other than those issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with the stock option or other employee benefit plans of the Company and is Subsidiaries and which are exercisable at a price not less than the closing price of the Company's Common Stock as reported on the Trading Day immediately preceding the date of grant.

     (g) "PARENT ENTITY" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

     (h) "PERMITTED INDEBTEDNESS" means (A) Indebtedness incurred by the Company that is made expressly subordinate in right of payment to the Indebtedness evidenced by this Note, as reflected in a written agreement acceptable to the Holder and approved by the Holder in writing, and which Indebtedness does not provide at any time for (1) the payment, prepayment, repayment, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until ninety-one (91) days after the Maturity Date or later and (2) total interest and fees at a rate in excess of three percent (3%) over the greater of the Interest Rate and the rate for U.S. treasury notes with comparable maturity per annum; (B) Indebtedness existing as of the Issuance Date and set forth in the Schedule of Exceptions; (C) Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refund, renew, refinance, defease or replace Permitted Indebtedness; (D) intercompany Indebtedness among the Company and its Subsidiaries, provided that if issued by the Company, the intercompany Indebtedness is subordinated in right of payment to the Notes, provided, however, that (i) such extension, refund, renewal, refinancing, defeasance or replacement is pursuant to terms that are not materially less favorable to the Company and its Subsidiaries than the terms of the Indebtedness being extended, refinanced or modified and (ii) after giving effect to such extension, refund, renewal, refinancing, defeasance or replacement, the amount of such Indebtedness is not greater than the amount of Indebtedness outstanding immediately prior to such refund, renewal, refinancing, defeasance or replacement; (E) hedging obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating and/or fixed rate Permitted Indebtedness; (F) Indebtedness of a Person or business existing at the time such Person or business was acquired by the Company or any of its Subsidiaries, provided that such acquisition is not prohibited hereunder and such Indebtedness was not incurred in contemplation of such acquisition and has no recourse to the Company's and its Subsidiaries' existing assets and properties; (G) Indebtedness incurred solely in respect of bankers acceptances, letters of credit and performance bonds (to the extent that such incurrence does not result in the incurrence of any obligation to repay any obligation relating to borrowed money or other Indebtedness), all in the ordinary course of business in amounts and for the purposes customary in the Company's industry; (H) Indebtedness incurred in the ordinary course of business by the Company or its subsidiaries including, without limitation, trade payables, revolving credit card accounts and similar credit arrangements; and (I) Indebtedness of the Company or any subsidiary to financial institutions or similar entities in connection with commercial credit arrangements, equipment financings, commercial property lease transactions or similar transactions.

     (i)  "PERMITTED LIENS" means:

          (i) any Lien for taxes, assessments or governmental charges or claims not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP;

          (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent

          (iii) any Lien imposed by law or created by operation of law, including, without limitation, materialmen's mechanics', landlords', carriers', warehousemen's, suppliers' and vendors' Liens, Liens for master's and crew's wages and other similar Liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings;

          (iv) Liens incurred or deposits and pledges made in connection with
(1) obligations incurred in respect of workers' compensation, unemployment insurance or other forms of governmental insurance or benefits or legislation, (2) the performance of letters of credits, bids, tenders, leases, contracts (other than for the payment of money) and statutory obligations or
(3) obligations on surety or appeal bonds, but only to the extent such deposits or pledges are made or otherwise arise in the ordinary course of business and secure obligations not past due;

          (v) reservations, exceptions, encroachments, rights-of-way, covenants, conditions, easements, restrictions and similar encumbrances or charges on real property and minor irregularities in the title thereto that do not (i) secure obligations for the payment of money or (ii) materially impair the value of such property or its use by the Company or any of its Subsidiaries in the normal conduct of such Person's business;

          (vi)  Liens  securing  the  Company's  obligations  under  the  Notes;

          (vii) Liens  in  favors of the Company or any of its Subsidiaries;

          (viii) Liens on property, shares of stock or Indebtedness or other assets of a Person existing at the time such Person is merged with or into or consolidated with the Company or any of its Subsidiaries or otherwise acquired by the Company or its Subsidiaries, provided that such merger or consolidation is not prohibited hereunder and such Liens were not incurred in contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or any of its Subsidiaries;

          (ix) Liens on property existing at the time of acquisition thereof by the Company or any of its Subsidiaries, provided that such acquisition is not prohibited hereunder and such Liens were not incurred in contemplation of such acquisition and do not extend to property or assets of the Company or its Subsidiaries existing immediately prior to such acquisition;

          (x) Liens existing on the date hereof and either (x) described on the Schedule of Exceptions hereto or (y) with a value of less than $100,000 individually and $500,000 in the aggregate;

          (xi) Liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Indebtedness secured by Liens referred to in the foregoing clauses (ix), (x) and (xii) hereof; provided that such Liens do not extend to any other property of the Company or any of its Subsidiaries and the principal amount of the Indebtedness secured by such Lien is not increased;

          (xii) judgment Liens not giving rise to an Event of Default so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

         (xiii) Liens securing hedging obligations permitted to be incurred pursuant to clause (F) of the definition of Permitted Indebtedness;

         (xiv) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of banker's acceptances issued or credited for the account of such Person to facilitate the purchase, shipment or storage of such inventory or goods;

         (xv) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

         (xvi) Liens arising out of consignment or similar arrangements for the sale of goods in the ordinary course of business,

         (xvii) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

         (xviii) Liens on assets leased to the Company or any of its Subsidiaries if such lease is properly classified as an operating lease in accordance with GAAP;

         (xix) Liens with respect to conditional sale or other title retention agreements and any leases in the nature thereof, provided any such Lien with respect to conditional sales or other title retention agreements encumbers only property and accretions thereto (and proceeds arising from the disposition thereof) which are subject to such conditional sale or other title retention agreement or lease in the nature thereof;

         (xx) leases and subleases of, and licenses and sub-licenses with respect to, property where the Company or any of its Subsidiaries is the lessor or licensor (or sublessor or sublicensor), provided that such leases, subleases, licenses and sublicenses do not in the aggregate materially interfere with the business of the Company and its Subsidiaries taken as a whole; and

        (xxi) Liens securing Indebtedness permitted to be incurred pursuant to clause (C) and (H) of the definition of Permitted Indebtedness, provided that such Liens do not extend to any other property of the Company or its Subsidiaries and the principal amount of the Indebtedness secured by such Lien is not increased.

     (j) "PERSON" means an individual or legal entity, including but not limited to a corporation, a limited liability company, a partnership, a joint venture, a trust, an unincorporated organization and a government or any department or agency thereof.

     (k)  "PRINCIPAL MARKET" means the NASD OTC Bulletin Board.

     (l)  "SEC" means the United States Securities and Exchange Commission.

     (m) "SUBSIDIARY" means any entity in which the Company, directly or indirectly, owns any of the capital stock or holds an equity or similar interest.

     (n) "TRADING DAY" means any day on which the Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded; provided that "Trading Day" shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., Delaware Time).

     (o) WEIGHTED AVERAGE PRICE" means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market during the period beginning at 9:30:01 a.m., New York Time (or such other time as the Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., Delaware Time (or such other time as the Principal Market publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., Delaware Time (or such other time as such market publicly announces is the official open of trading), and ending at 4:00:00 p.m., Delaware Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to binding arbitration in the State of Delaware in accordance with the rules of the American Arbitration Association. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

(20)     DISCLOSURE.  Upon  receipt  or delivery by the Company of any notice in
         ----------
accordance with the terms of this Note, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to the Company or its Subsidiaries, the Company shall comply with the disclosure requirements under the U.S. federal securities laws.
                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.


                              ENTECH SOLAR, INC.


                              By:     /s/ Frank Smith
                                      ------------------------------------
                                      Frank Smith, Chief Executive Officer